Canandaigua National Corporation

January 19, 2010

Mr. Michael Seaman

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street, N.E

Washington, D.C. 20549

Re: File Number 000-18562

Dear Mr. Seaman:

Thank you for the conference call on January 14, 2010, and the conference call today with Ms. Cooper.  I found both calls to be constructive, informative, and helpful to both us and the Commission. Given the timing of these calls, and the additional work I and staff will need to respond with a complete and accurate response, I respectfully request an extension to respond to January 29, 2010 from our original projected date of January 15, 2010.

I will assume this is acceptable unless I hear from you otherwise.

Thank you and sincerely,

Lawrence A. Heilbronner

Executive Vice President – Chief Financial Officer

cc:

Nixon Peabody, LLP Counsel

KPMG, Accountants

L. Heilbronner

1/21/2010

APPENDIX A – Timeline for Response. File No. 000-18562

Query 1 – We will respond by Friday, January 15, 2010.

Query 2 – We will address this finding within the 2009 year-end filing.

Query 3 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 4 – We will respond by Friday, January 15, 2010.

Query 5 – We will respond by Friday, January 15, 2010.

Query 6 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 7 – We will respond by Friday, January 15, 2010.

Query 8 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 9 – We will respond by Friday, January 15, 2010.

Query 10 – We will respond by Friday, January 15, 2010.

Query 11 – We will respond by Friday, January 15, 2010.

Query 12 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 13 – We will respond by Friday, January 15, 2010.

Query 14 – We will address this finding within the 2009 year-end filing.

Query 15 – We will respond by Friday, January 15, 2010.

Query 16 – We will respond by Friday, January 15, 2010, and make appropriate filings if required.

Query 17 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 18 – We will respond by Friday, January 15, 2010.

Query 19 – We will respond by Friday, January 15, 2010.

Query 20 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 21 – We will respond by Friday, January 15, 2010 and will address this finding within the 2009 year-end filing.

Query 22 – We will respond by Friday, January 15, 2010.

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